

Santander

Santander Investment Securities Inc.'s Compliance Report

Santander Investment Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240. 17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2022;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2022;

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2022; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Santander Investment Securities Inc.

I, Felix Munoz Elorza, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: DocuSigned by: Felix Munoz Elorza
03AFEE976A3E4C1...

Title: Formerly Chief Financial Officer of Santander Investment Securities Inc.

I, Michael Santangelo, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: DocuSigned by:
9A2521DA221C470...

Title: Chief Financial Officer of Santander US Capital Markets LLC

February 24, 2023

Santander Investment Securities Inc.
437 Madison Avenue, New York, NY 10022